Andrew I. Telsey, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

March 21, 2017

VIA: EDGAR

Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

Attn: Kasey Robinson, Esq.

RE:	Medicine Man Technologies, Inc.;
Preliminary Information Statement on Schedule 14C
Filed March 6, 2017
Response to Staff’s Letter Dated March 20, 2017
SEC File No. 000-55450

Dear Ms. Robinson:

Filed electronically on behalf of Medicine Man Technologies, Inc. (the “Company”) is an amended Preliminary Information Statement on Schedule 14C (the “Amendment”), submitted in response to the staff’s written comment of March 20, 2017.

Specifically in response to the staff’s comment, the Company obtained the consent from nine shareholders who held their shares as of the Record Date and who, in the aggregate, owned over 50% of the Company’s Common Stock, the Company’s only outstanding securities. Pursuant to Rules 14a-2(b)(2) of the Exchange Act, solicitations where the total number of persons solicited is not more than ten are exempt from Rules 14a-3 to 14a-6, a-8. a-10. a-12 and a-15. The Company has obtained the consent from the following persons, who hold the number of shares indicated (5,415,384 shares in the aggregate):

Andrew Williams (1,675,500)	Brett Roper (180,000)	Peter Williams (1,766,975)
Michelle Zeman (700,000)	Sally Vander Veer (392,372)	Frank Best (204,813)
Andrew Telsey (76,516)	Kimberly Ghanta (238,855)	Josh Berg (180,353)

Per our phone conversation of today, this disclosure has been added to the Amendment.

Based on the foregoing responses to the staff's letter of comment and the revisions made by this Amendment, we believe this Amendment is in compliance with the applicable form instructions and rules pertaining thereto and that it is complete. We would therefore request the approval of the staff to file the Definitive Information Statement and disseminate the notice.

Thank you for your assistance. If we can be of any assistance in connection with the staff’s review of the Amendment please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

s/ Andrew I. Telsey

For the Firm

cc:    B. Roper (via email only)

         A. Williams (via email only)

AIT/ddk